UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	OMB APPROVAL
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NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-25779
CUSIP NUMBER 88368Q103

(Check One):	☒ Form 10-K	¨☐Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐Form 10D
	☐Form N-SAR	☐ Form N-CSR
For Period Ended: December 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
    For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
TheStreet.com, Inc.
Full Name of Registrant
Former Name if Applicable 14 Wall Street, 15th Floor
Address of Principal Executive Office (Street and Number) New York, New York 10005
City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of the need for the Company and its independent registered public accounting firm to focus attention on matters related to the Company's previously-announced review of the accounting in its former Promotions.com subsidiary, which subsidiary the Company sold in December 2009 -- including matters related to the preparation and filing by the Company in February 2010 of a Form 10-K/A for the year ended December 31, 2008, a Form 10-Q/A for the quarter ended March 31, 2009 and Forms 10-Q for the quarters ended June 30, 2009 and September 30, 2009, respectively, and matters related to an investigation commenced by Securities and Exchange Commission in March 2010 -- the Company requires additional time  to prepare its financial statements, assess its internal controls and file its Form 10-K for the year ended December 31, 2009 ("2009 Form 10-K").  The Company expects that it will be able to file its 2009 Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Gregory Barton	212	321-5484
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   ☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   ☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 15, 2010, the Company announced its results of operations for the fourth quarter and year ended December 31, 2009, a copy of which announcement is attached as Exhibit 1 hereto (the “Earnings Release”).  The Company believes that its results of operations that will be included in its 2009 Form 10-K will not be materially different from the results reflected in the Earnings Release.

TheStreet.com, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2010	By	/s/ Gregory Barton
		Name:	Gregory Barton
		Title:	Executive Vice President, Business and Legal Affairs, General Counsel and Secretary
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).